Exhibit 99.1
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations together with “Item 5. Operating and Financial Review and Prospects”in our 2021 Annual Report, our consolidated financial statements and the related notes included in our 2021 Annual Report and this offering memorandum. This discussion contains forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements.” In evaluating our business, you should carefully consider the information provided under the caption “Risk Factors” in this offering memorandum. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties. This offering memorandum contains translations of RMB and Hong Kong dollar amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise stated, all translations of RMB and Hong Kong dollars into U.S. dollars and from U.S. dollars into RMB in this offering memorandum were made at a rate of RMB6.6981 to US$1.00 and HK$7.8472 to US$1.00, the respective exchange rates on June 30, 2022 set forth in the H.10 statistical release of the Federal Reserve Board.
General Factors Affecting Our Results of Operations
Demand from China’s e-commerce industry for express delivery services
We have benefited from the rapid growth of China’s e-commerce industry and its demand for more express delivery services, and our business and growth depend on and contribute to the viability and prospects of the e-commerce industry in China. We anticipate that the demand for express delivery services will continue to grow.
Market conditions and our market position
The market conditions, competitive landscape and our market position in the express delivery industry will affect the pricing of our services and in turn, our revenue and operating income.
Operating leverage of our network partner model
Our business model is highly scalable and flexible. It enables us to expand our business operation efficiently by leveraging the resources and operating capabilities of our network partners with minimum capital requirements and operating expenditures. In addition, we can proactively adjust our network capacity to address peak demands and respond to seasonality. For instance, we have the ability to allocate sorting capacity among adjacent sorting hubs, and our network partners have flexibility to add temporary workers. The scalability of our business model has helped us expand geographic coverage and capture incremental growth in parcel volume, as well as improve operating efficiencies.
Our continued investment in infrastructure, technology and people
We continue to invest in our sorting hubs and line-haul fleets, as well as technology infrastructure and people, particularly talent in overall management, business operation and information technology. We expect our continued investments to further improve our parcel handling capacity, increase market penetration, and enhance customer services and operational efficiency.
Our ability to broaden service offerings and diversify customer base
Our results of operations are also affected by our ability to introduce new service offerings and expand and further penetrate our customer base. We are exploring new service offerings to capture existing and new market growth opportunities, including cross-border e-commerce, less-than-truckload logistics and backhaul trucking logistics of agricultural products. We also plan to expand our customer base across different segments and industries.

Impact of COVID-19 on Our Operations and Financial Performance
Substantially all of our revenues and workforce are concentrated in China. In connection with the intensifying efforts to contain the spread of COVID-19, the Chinese government has taken certain emergency measures, including extension of the Lunar New Year holidays, implementation of travel bans, blockade of certain roads and closure of factories and businesses, and may continue to take further measures to keep this epidemic outbreak in check. We temporarily closed our branch offices, sorting hubs and service outlets from late January to mid-to late February 2020 due to the COVID-19 outbreak, which resulted in a decline of parcel volume in January and February 2020, as compared with the same period in 2019. The measures and timelines for business resumption varied across different localities in the PRC, and our branch offices, sorting hubs and service outlets closed and opened in accordance with measures adopted by their respective local government authorities. We also experienced a temporary labor shortage in January and February 2020 which has caused delays in our delivery services. We have taken measures to reduce the impact of the COVID-19 outbreak, including strictly implementing self-quarantine and disinfection measures at our headquarters, sorting hubs and service outlets in accordance with government issued protocols. Our parcel volume was 714 million in January 2020 and 438 million in February 2020, representing a decrease of 9.1% and 14.2% year on year. Our revenues, cost of revenues and net income were RMB3,915.9 million, RMB3,097.2 million and RMB371.0 million in the first quarter of 2020, respectively, representing a decrease of 14.4%, 6.6% and 45.6% as compared to the same period of 2019, respectively. We gradually resumed our operations since March 2020. Despite the temporary negative impact in the first quarter of 2020, our revenues, cost of revenues and net income were RMB25,214.3 million, RMB19,377.2 million and RMB4,326.4 million in 2020, respectively, representing an increase of 14.0%, 25.1% and a decrease of 23.7% as compared to 2019, respectively. Our headquarters, dozens of our sorting hubs and thousands of service outlets across the country suspended operation from April to June 2022 due to the COVID-19 resurgence caused by the Omicron variants since early March 2022, resulting in delays and stoppage in express delivery and a decline of parcel volume in April.
While most of the restrictions on movement within China have been relaxed as of the date of this offering memorandum, there is great uncertainty as to the future development of the outbreak. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the re-imposition of restrictions. Recently, there has been an increasing number of sporadic COVID-19 cases, including the COVID-19 Delta and Omicron variant cases, in multiple cities in China. The Chinese local authorities have reinstated certain measures to keep COVID-19 in check, including travel restrictions and stay-at-home orders, and we may have to adjust various aspects of our operations. In addition, the highly-contagious Delta and Omicron variants of COVID-19 have caused authorities in various countries to reimpose restrictions such as mask mandates, curfews and prohibitions on large gatherings. There remain significant uncertainties surrounding COVID-19, including the existing and new variants of COVID-19, and its further development as a global pandemic, including the effectiveness of vaccine programs against existing and any new variants of COVID-19. Consequently, the COVID-19 pandemic may materially adversely affect our business, financial condition and results of operations. The extent to which this pandemic impacts our results of operations will depend on future developments which are highly uncertain and unpredictable.
As of June 30, 2022, we had cash and cash equivalents of RMB9,927.8 million (US$1,482.2 million) and short-term investments of RMB5,211.0 million (US$778.0 million). Our short-term investments consist primarily of dual currency notes and deposits, investments in fixed deposits with maturities between three months and one year and wealth management products which we have the intent and the ability to hold to maturity within one year. We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty. See also “Risk Factors — Risks Related to Our Business and Industry — We face risks related to severe weather conditions and other natural disasters, health epidemics and other outbreaks, such as the outbreak of COVID-19, which could significantly disrupt our operations and adversely affect our business, financial condition or results of operations.”

Key Line Items and Specific Factors Affecting Our Results of Operations
Revenues
	Year Ended December 31,							Six Months Ended June 30,
	2019		2020		2021			2021		2022
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
								(Unaudited)		(Unaudited)	(Unaudited)
	(in thousands, except for percentage)
Express delivery services	19,606,214	88.7	21,900,201	86.9	27,450,922	4,098,315	90.3	12,325,745	89.3	15,151,869	2,262,114	91.5
Freight forwarding services	1,235,961	5.6	1,862,689	7.4	1,529,601	228,363	5.0	806,540	5.8	661,044	98,691	4.0
Sale of accessories	1,089,977	4.9	1,133,712	4.5	1,231,283	183,826	4.0	574,311	4.2	631,754	94,318	3.8
Others	177,794	0.8	317,688	1.2	194,033	28,968	0.7	91,001	0.7	116,060	17,328	0.7
Total revenues	22,109,946	100.0	25,214,290	100.0	30,405,839	4,539,472	100.0	13,797,597	100.0	16,560,727	2,472,451	100.0
We derive a substantial part of our revenues from express delivery services that we provide to our network partners, which mainly include parcel sorting and line-haul transportation. We charge our network partners a network transit fee for each parcel that is processed through our network. Such fees represented 86.4%, 83.7%, 83.2%, 83.5% and 84.4% of our total express delivery services revenues in 2019, 2020 and 2021 and the six months ended June 30, 2021 and 2022, respectively. In addition, we also directly provide express delivery services to certain enterprise customers, including vertical e-commerce and traditional merchants, in connection with the delivery of their products to end consumers. Revenues from our express delivery services to such enterprise customers accounted for 13.6%, 16.3%, 16.8%, 16.5% and 15.6% of our total express delivery services revenues in 2019, 2020 and 2021 and the six months ended June 30, 2021 and 2022, respectively. We also generate revenues from the sale of ancillary materials, such as portable barcode readers, thermal paper and ZTO-branded packing materials and uniforms, to our network partners.
Our revenues are primarily driven by our parcel volume and the network transit fee we charge our network partners for each parcel going through our network.
In general, our parcel volume is affected by the various factors driving the growth of China’s e-commerce industry, as we generate the majority of our parcel volume by having our network partners serving end customers that carry out business on various e-commerce platforms in China. Our parcel volume is also affected by our ability to scale our network to meet increases in demand and the ability of our network partners and us to provide high-quality services to our end customers at a competitive price. Our parcel volume increased from 17,003 million in 2020 to 22,289 million in 2021, increased from 10,247 million in the six months ended June 30, 2021 to 11,428 million in the same period of 2022.
We determine the level of pricing of our network transit fee based on the operating costs of our business while also considering other factors, including market conditions and competition as well as our service quality. The network transit fees we charge our network partners are primarily measured by (i) a fixed amount for a waybill attached to each parcel and (ii) a variable amount per parcel for sorting and line-haul transportation based on the parcel weight and route distance. The delivery service fees we charge the enterprise customers are also based on parcel weight and route distance.
Our network partners generally charge each parcel sender a delivery services fee directly. They have full discretion over the pricing of their services after taking into consideration certain of their costs, including the network transit fees we charge them and other factors, including market conditions and competition as well as their service quality. There has historically been decline in the delivery services fees charged by our network partners to parcel senders partially due to decreasing unit operational costs and market competition. We have been able to adjust the level of network transit fees based on market conditions and our operating costs.
We recognize revenues from express delivery services over time as we perform the services. We act as the principal rather than the agent for express delivery service provided to enterprise customers based on analysis of our revenue arrangements using a control model. In the majority of our arrangements, we consider the pickup outlets operated by our network partners to be our customers. Our revenues recorded for those arrangements do not include the last-mile delivery fee because we act as an agent for last-mile delivery services and we are only arranging for services to be provided by the last-mile network partner.
We also provide freight forwarding services through the acquired business of China Oriental Express Co., Ltd. and its subsidiaries, which we refer to as the COE Business, a freight forwarding and international logistics services provider in Hong Kong and Shenzhen. Revenue from freight forwarding services is recognized over time when services are rendered. Our freight forwarding revenue is primarily driven by our freight volume. We determine and periodically review and adjust our fee levels based on the prevailing market conditions, operating costs and service level.
Cost of Revenues
In addition to the level of network transit fees we charge our network partners, our profitability also depends on our ability to control our costs as we expand. Our cost of revenues mainly consists of (i) line-haul transportation cost, (ii) sorting hub cost, (iii) freight forwarding cost, (iv) cost of accessories sold, and (v) other costs. The following table sets forth the components of our cost of revenues, in absolute amounts and as percentages of our revenues for the periods indicated:
	Year Ended December 31,							Six Months Ended June 30,
	2019		2020		2021			2021		2022
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
								(Unaudited)		(Unaudited)	(Unaudited)
	(in thousands, except for percentage)
Line-haul transportation cost	7,466,043	33.8	8,697,081	34.5	11,487,810	1,715,085	37.8	5,297,177	38.4	5,983,896	893,372	36.1
Sorting hub cost	4,109,338	18.6	5,224,544	20.7	6,774,595	1,011,420	22.3	3,124,074	22.6	3,771,806	563,115	22.8
Freight forwarding cost	1,209,523	5.5	1,712,592	6.8	1,326,557	198,050	4.4	702,621	5.1	614,906	91,803	3.7
Cost of accessories sold	544,166	2.5	391,253	1.6	349,647	52,201	1.1	172,716	1.3	202,789	30,276	1.2
Other costs	2,159,708	9.7	3,351,714	13.3	3,877,853	578,948	12.7	1,730,834	12.5	2,165,029	323,231	13.1
Total cost of revenues	15,488,778	70.1	19,377,184	76.9	23,816,462	3,555,704	78.3	11,027,422	79.9	12,738,426	1,901,797	76.9
Line-haul transportation cost primarily includes (i) payment for services by outsourced fleets, (ii) truck fuel costs and tolls incurred by self-owned fleet, (iii) employee compensation and other benefits for drivers of self-owned fleet, (iv) air transportation cost and (v) depreciation and maintenance costs of self-owned fleet. Total line-haul transportation cost accounted for 33.8%, 34.5%, 37.8%, 38.4% and 36.1% of our revenues in 2019, 2020 and 2021 and the six months ended June 30, 2021 and 2022, respectively. Since 2019, we increased usage of self-owned fleet with an increasing number of higher-capacity trailer trucks, especially during the peak season, resulting in improved transportation cost efficiencies.
Sorting hub cost includes (i) labor costs, (ii) land lease costs, (iii) depreciation of property and equipment and amortization of land use rights and (iv) other operating costs. Total sorting hub cost accounted for 18.6%, 20.7%, 22.3%, 22.6% and 22.8% of our revenues 2019, 2020 and 2021 and the six months ended June 30, 2021 and 2022, respectively.
Freight forwarding costs relate to the freight forwarding services provided by the COE Business we acquired on October 1, 2017.
Cost of accessories sold, which mainly includes cost of accessories that we sell to our network partners, such as (i) portable bar code readers, (ii) thermal paper used for digital waybill printing, and (iii) ZTO-branded packing materials and uniforms, accounted for 2.5%, 1.6%, 1.1%, 1.3% and 1.2% of our revenues in 2019, 2020 and 2021 and the six months ended June 30, 2021 and 2022, respectively. Cost of accessories sold as a percentage of our revenues from sale of accessories was 49.9%, 34.5%, 28.4%, 30.1% and 32.1% in 2019, 2020 and 2021 and the six months ended June 30, 2021 and 2022, respectively. The decrease from 2019 to 2021 was mainly due to the increased use of lower-cost single-sheet thermal waybill paper starting in the second half of 2019. The cost of accessories sold grew slower than the sale of accessories. The slight increase from the six months ended June 30, 2021 to the same period of 2022 was primarily due to uniform costs for dress code standardization which helps enhance our brand image.

Other costs, which mainly include (i) information technology related cost, (ii) dispatching costs paid to network partners associated with serving enterprise customers, and (iii) business tax surcharges, accounted for 9.7% and 13.3%, 12.7%, 12.5% and 13.1% of our revenues in 2019, 2020 and 2021 and the six months ended June 30, 2021 and 2022, respectively.
To maintain competitive pricing and enhance profit per parcel, we must continue to control our costs and improve our operating efficiency. We have adopted various cost-control measures. For example, fuel cost can be reduced through the use of more fuel-efficient vehicles, and unit transportation cost can be reduced by adding cost efficient, high capacity line-haul trucks to our self-owned fleet and a gradual shift to a direct shipping model by selected network partners, and labor costs can be contained through wider implementation of automated sorting equipment.
Selling, General and Administrative Expenses
Our selling, general and administrative expenses, which consist primarily of (i) salaries and other benefits for management and employees, (ii) depreciation and rental costs for office facilities, and (iii) legal, finance, and other corporate overhead costs, accounted for 7.0%, 6.6%, 6.2%, 7.4% and 6.5% of our revenues in 2019, 2020 and 2021 and the six months ended June 30, 2021 and 2022, respectively, respectively. Our selling, general and administrative expenses also included share-based compensation expenses of RMB316.7 million, RMB264.2 million, RMB248.0 million (US$37.0 million), RMB248.0 million and RMB179.0 million (US$26.7 million) in 2019, 2020 and 2021 and the six months ended June 30, 2021 and 2022, respectively, which accounted for 1.4%, 1.0%, 0.8%, 1.8% and 1.1% of our revenues in the corresponding periods. We expect that our selling, general and administrative expenses will continue to increase as we hire additional personnel and incur additional costs in connection with the expansion of our business operations, enhancement of management capabilities and grant of share incentives.
Results of Operations
The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of our total revenues. This information should be read together with our consolidated financial statements and related notes included in our 2021 Annual Report and elsewhere in this offering memorandum. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,							For the Six Months Ended June 30,
	2019		2020		2021			2021		2022
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
								(Unaudited)		(Unaudited)	(Unaudited)
	(in thousands, except for percentage)
Revenues	22,109,946	100.0	25,214,290	100.0	30,405,839	4,539,472	100.0	13,797,597	100.0	16,560,727	2,472,451	100.0
Cost of revenues	(15,488,778)	(70.1)	(19,377,184)	(76.9)	(23,816,462)	(3,555,704)	(78.3)	(11,027,422)	(79.9)	(12,738,426)	(1,901,797)	(76.9)
Gross profit	6,621,168	29.9	5,837,106	23.1	6,589,377	983,768	21.7	2,770,175	20.1	3,822,301	570,654	23.1
Operating income (expenses)(1)
Selling, general and administrative	(1,546,227)	(7.0)	(1,663,712)	(6.6)	(1,875,869)	(280,060)	(6.2)	(1,014,230)	(7.4)	(1,075,106)	(160,509)	(6.5)
Other operating income, net	387,890	1.8	580,973	2.3	789,503	117,870	2.6	332,590	2.4	354,612	52,942	2.1
Total operating expenses	(1,158,337)	(5.2)	(1,082,739)	(4.3)	(1,086,366)	(162,190)	(3.6)	(681,640)	(4.9)	(720,494)	(107,567)	(4.4)
Income from operations	5,462,831	24.7	4,754,367	18.8	5,503,011	821,578	18.1	2,088,535	15.1	3,101,807	463,087	18.7
Other income (expenses)
Interest income	585,404	2.6	442,697	1.8	363,890	54,327	1.2	177,882	1.3	229,588	34,277	1.4
Interest expense	—	—	(35,307)	(0.1)	(126,503)	(18,886)	(0.4)	(49,380)	(0.4)	(82,737)	(12,352)	(0.5)
Fair value change at derivatives	—	—	(877)	—	52,909	7,899	0.2	48,130	0.3	(14,456)	(2,158)	(0.1)
Gain/(loss) on disposal of equity investees and subsidiary	(2,860)	—	1,086	—	2,357	352	—	—	—	—	—	—
Impairment of investment in equity investee	(56,026)	(0.3)	—	—	—	—	—	—	—	—	—	—
Unrealized gain from investment in equity investee	754,468	3.4	—	—	—	—	—	—	—	—	—	—
Foreign currency exchange gain/(loss), before tax	13,301	0.1	(127,180)	(0.5)	(56,467)	(8,430)	(0.2)	(26,084)	(0.2)	106,940	15,966	0.6
Income before income tax, and share of loss in equity method investments	6,757,118	30.6	5,034,786	20.0	5,739,197	856,840	18.9	2,239,083	16.2	3,341,142	498,820	20.2
Income tax expense	(1,078,295)	(4.9)	(689,833)	(2.7)	(1,005,451)	(150,110)	(3.3)	(404,497)	(2.9)	(693,424)	(103,525)	(4.2)
Share of loss in equity method investments	(7,556)	—	(18,507)	(0.1)	(32,419)	(4,840)	(0.1)	(28,835)	(0.2)	(13,492)	(2,014)	(0.1)
Net Income	5,671,267	25.7	4,326,446	17.2	4,701,327	701,890	15.5	1,805,751	13.1	2,634,226	393,281	15.9
Net loss/(income) attributable to noncontrolling interests	2,878	0.0	(14,233)	(0.1)	53,500	7,987	0.2	20,046	0.1	77,225	11,529	0.5
Net income attributable to ZTO Express (Cayman) Inc.	5,674,145	25.7	4,312,213	17.1	4,754,827	709,877	15.6	1,825,797	13.2	2,711,451	404,810	16.4

(1)
Our operating income (expenses) in 2019, 2020 and 2021 and the six months ended June 30, 2021 and 2022 includes RMB316.7 million, RMB264.2 million, RMB248.0 million (US$37.0 million), RMB248.0 million and RMB179.0 million (US$26.7 million), respectively, of share-based compensation expenses, accounting for 1.4%, 1.0%, 0.8%, 1.8% and 1.1% of our total revenues in the same periods, respectively.

Six Months Ended June 30, 2022 Compared to Six Months Ended June 30, 2021
Revenues
Our revenues increased by 20.0% to RMB16.6 billion (US$2.5 billion) in the six months ended June 30, 2022 from RMB13.8 billion in the same period of 2021. The increase was mainly driven by growth in parcel volume to 11,428.6 million in the six months ended June 30, 2022 from 10,247.2 million in the same period of 2021 as a result of growth in China’s e-commerce market and an increase in our market share and a 7.6% increase in unit price per parcel mainly due to the ease of price competition. Revenue from freight forwarding services decreased by 18.0% compared to the same period of 2021, mainly due to cross border e-commerce demand and pricing gradually returned to normal as countries recovered from the COVID-19 pandemic. Revenue from sales of accessories, largely consisting of the sales of thermal paper used for digital waybills printing, increased by 10.0% in line with parcel volume growth in the six months ended June 30, 2022.
Cost of Revenues
Our total cost of revenues increased by 15.5% to RMB12.7 billion (US$1.9 billion) in the six months ended June 30, 2022 from RMB11.0 billion in the same period of 2021. This increase primarily resulted from increases in line-haul transportation cost by RMB686.7 million (US$102.5 million), sorting hub operating cost by RMB647.7 million (US$96.7 million) and other costs by RMB434.2 million (US$64.8 million).
Line-haul transportation cost.   Our line-haul transportation cost was RMB6.0 billion (US$893.4 million) in the six months ended June 30, 2022, an increase of 13.0% from RMB5.3 billion in the same period of 2021. The line-haul transportation cost per parcel increased 1.3% to RMB0.52. The increase was primarily due to a sharp increase in diesel price and a decrease in parcel volume during the COVID-19 resurgence, partially offset by the continued enhancement in transportation cost efficiency. We enhanced our transportation cost efficiency mainly by having a higher mix of high-capacity trailer trucks in our fleet and improving load rate through better route planning. During the period, we had approximately 1,100 more self-owned high-capacity vehicles in operation compared to the same period last year.
Sorting hub cost.   Our sorting hub cost increased by 20.7% to RMB3.8 billion (US$563.1 million) in the six months ended June 30, 2022 from RMB3.1 billion in the same period of 2021. The increase was mainly due to (i) increased labor costs of RMB362.4 million (US$54.1 million) as a result of wage increases and sorting hub headcount increase, and (ii) an increase of RMB204.8 million (US$30.6 million) in depreciation expenses driven by the expansion of sorting hubs and installation of more automated sorting equipment. As of June 30, 2022, 431 sets of automated sorting equipment had been installed and put into operation. The sorting hub cost per parcel increased by 8.3% to RMB0.33.
Cost of accessories sold.   Our cost of accessories sold increased by 17.4% to RMB202.8 million (US$30.3 million) in the six months ended June 30, 2022 from RMB172.7 million in the same period of 2021. The increase was mainly driven by growth in parcel volume in the six months ended June 30, 2022.
Other costs.   Other costs increased to RMB2.2 billion (US$323.2 million) in the six months ended June 30, 2022 from RMB1.7 billion in the same period of 2021, primarily due to (i) an increase in costs associated with serving enterprise customers of RMB114.1 million (US$17.0 million), and (ii) an increase of RMB106.1 million (US$15.8 million) in tax surcharge as a result of the expiration of tax relief policies during COVID-19 pandemic from the end of March 2021, and (iii) an increase of RMB74.9 million (US$11.2 million) in costs resulting from last-mile business expansion.
Gross Profit
Our gross profit increased by 38.0% to RMB3.8 billion (US$570.7 million) in the six months ended June 30, 2022 from RMB2.8 billion in the same period of 2021. Our gross profit margin increased to 23.1% in the six months ended June 30, 2022 from 20.1% in the same period of 2021, as a result of the parcel volume growth and average selling price, or ASP, increase, partially offset by the cost increase.
Operating Expenses
Our total operating expenses increased by 5.7% to RMB720.5 million (US$107.6 million) in the six months ended June 30, 2022 from RMB681.6 million in the same period of 2021.

Selling, general and administrative expenses.   Our selling, general and administrative expenses increased by 6.0% to RMB1,075.1 million (US$160.5 million) in the six months ended June 30, 2022 from RMB1,014.2 million in the same period of 2021. The increase was primarily due to an increase of RMB68.8 million (US$10.3 million) in wages and social welfare expenses.
Other operating income, net.   We had a net other operating income of RMB354.6 million (US$52.9 million) in the six months ended June 30, 2022, compared to RMB332.6 million of net other operating income in the same period of 2021. The increase is mainly due to an increase in government subsidies and tax rebate of RMB67.5 million (US$10.1 million), partially offset by (i) a decrease of RMB27.5 million (US$4.1 million) in VAT super deduction, and (ii) a decrease of RMB18.0 million (US$2.7 million) in rental income.
Other Income and Expenses
Interest income.   Interest income increased to RMB229.6 million (US$34.3 million) in the six months ended June 30, 2022 from RMB177.9 million in the same period of 2021, primarily due to the increased average daily balance of cash and interest-earning bank deposits.
Interest expense.   Our interest expense increased to RMB82.7 million (US$12.4 million) in the six months ended June 30, 2022 from RMB49.4 million in the same period of 2021, primarily due to increased short-term bank borrowings during the six months ended June 30, 2022.
Foreign currency exchange gain.   Our foreign currency exchange gain changed from a loss of RMB26.1 million in the same period of 2021 to a gain of RMB106.9 million (US$16.0 million) in the six months ended June 30, 2022 mainly due to the appreciation of the onshore U.S. dollar-denominated bank deposits against the Chinese Renminbi in the period.
Income Tax Expense
Our income tax expense was RMB693.4 million (US$103.5 million) in the six months ended June 30, 2022, representing an increase of 71.4% from RMB404.5 million in the same period of 2021, mainly due to the increase of both profit before tax and effective tax rate. Our effective tax rate in the six months ended June 30, 2022 was 20.8%, compared to 18.1% in the same period of 2021, primarily due to the taxable income mix, as taxable income generated by operating entities which are subject to the full 25% tax rate (as compared to entities subject to preferential tax treatment, e.g. entities with High and New Technology Enterprise qualifications which are subject to 15% preferential rate) as a percentage of our total taxable income increased during the same period.
Net Income
Our net income increased to RMB2.6 billion (US$393.3 million) in the six months ended June 30, 2022 from RMB1.8 billion in the same period of 2021 primarily as a result of the foregoing.
Liquidity and Capital Resources
Our principal sources of liquidity have been proceeds from cash flows from operating activities and financing activities. As of December 31, 2019, 2020 and 2021 and June 30, 2022, our cash and cash equivalents, restricted cash and short-term investments were RMB16.4 billion, RMB18.0 billion, RMB12.6 billion (US$1.9 billion) and RMB15.5 billion (US$2.3 billion), respectively. Our cash and cash equivalents primarily consist of cash on hand and highly liquid investments, which are unrestricted as to withdrawal or use or have maturities of three months or less when purchased. Restricted cash represents secured deposits held in designated bank accounts for issuance of bank acceptance notes, settlement of derivatives and commencement of construction. Short-term investments consist primarily of dual currency notes and deposits, investments in fixed deposits with maturities between three months and one year and wealth management products which we have the intent and the ability to hold to maturity within one year. As of June 30, 2022, approximately 95.3% of our cash and cash equivalents, restricted cash and short-term investments were held by subsidiaries and affiliated entities incorporated in China, and approximately 84.0% of our cash and cash equivalents, restricted cash and short-term investments were denominated in Renminbi.

We believe that our existing cash and cash equivalents and anticipated cash flow from operations are sufficient to fund our operating activities, capital expenditures and other obligations for at least the next 12 months. However, we may decide to enhance our liquidity position or increase our cash reserve for future expansions and acquisitions through additional financing activities. The issuance and sale of additional equity would result in further dilution to our existing shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that may restrict our operations and ability to make distributions. However, financing may not be available in amounts or on terms acceptable to us, if at all.
Although we consolidate the results of our consolidated affiliated entities, we only have access to the assets or earnings of our consolidated affiliated entities through our contractual arrangements with ZTO Express. See “Item 4. Information on the Company — C. Organizational Structure.” For restrictions and limitations on our liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Holding Company Structure.” In addition, we would need to accrue and pay withholding taxes currently at the rate of 10% if we were to distribute funds from our subsidiaries and consolidated affiliated entities in China to our offshore subsidiaries. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balances in China for general corporate purposes and reinvestment to support our business growth.
In utilizing the proceeds we receive from the public offering of Class A ordinary shares in relation to our listing on the Main Board of the Hong Kong Stock Exchange and other cash received from subsequent transactions that we hold offshore, we may make additional capital contributions to our PRC subsidiaries, establish new PRC operating entities, make loans to our PRC operating entities, or acquire offshore entities with business operations in China in offshore transactions. Most of these uses are subject to PRC regulations and approvals.
The following table sets forth the movements of our cash, cash equivalents and restricted cash for the periods presented:
	Year Ended December 31,				For the Six Months Ended June 30,
	2019	2020	2021		2021	2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	6,304,186	4,950,749	7,220,217	1,077,950	2,409,357	4,886,147	729,483
Net cash used in investing activities	(3,664,213)	(3,549,341)	(8,756,533)	(1,307,316)	(4,556,458)	(6,924,369)	(1,033,781)
Net cash (used in)/ provided by financing activities	(1,982,306)	8,337,407	(2,903,985)	(433,554)	50,462	2,423,513	361,821
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(3,207)	(656,137)	(150,430)	(22,458)	(100,613)	172,835	25,803
Net increase/ (decrease) in cash, cash equivalents and restricted cash	654,460	9,082,678	(4,590,731)	(685,378)	(2,197,252)	558,126	83,326
Cash, cash equivalents and restricted cash at beginning of year/ period	4,622,954	5,277,414	14,360,092	2,143,905	14,360,092	9,769,361	1,458,527
Cash, cash equivalents and restricted cash at end of year/period	5,277,414	14,360,092	9,769,361	1,458,527	12,162,840	10,327,487	1,541,853

Operating Activities
Net cash provided by operating activities in the six months ended June 30, 2022 was RMB4.9 billion (US$729.5 million), which was mainly attributable to the following factors: (i) our express delivery services and other revenue streams generated net cash inflow of RMB16.9 billion (US$2.5 billion), while the aggregate cash outflow for transportation cost, sorting hubs operation cost, cost of accessories sold and other costs amounted to RMB7.4 billion (US$1.1 billion); (ii) cash flow in interest income of RMB149.4 million (US$22.3 million); (iii) cash in subsidy of RMB320.6 million (US$47.9 million); (iv) RMB4.5 billion (US$668.3 million) paid for labor related costs, including salaries, social insurances and other benefits; (v) income tax of RMB620.3 million (US$92.6 million); and (vi) RMB221.8 million (US$33.1 million) paid for other administrative costs.
Investing Activities
Net cash used in investing activities in the six months ended June 30, 2022 was RMB6.9 billion (US$1.0 billion), primarily due to (i) purchase of short-term investment products of RMB4.6 billion (US$688.0 million), while maturity of short-term investment products amounted to RMB2.3 billion (US$336.6 million); (ii) purchase of property and equipment of RMB3.2 billion (US$483.4 million), including the purchase of sorting hub facilities, office furnishing and furniture, trucks and sorting equipment; (iii) purchase of land use rights in an amount of RMB93.0 million (US$13.9 million); and (iv) payment for investments in equity investees of RMB85.0 million (US$12.7 million).
Financing Activities
Net cash provided by financing activities in the six months ended June 30, 2022 was RMB2.4 billion (US$361.8 million), which was mainly attributable to the following factors: (i) payment of dividends of RMB1.3 billion (US$195.4 million); and (ii) proceeds from short-term borrowings in an amount of RMB4.6 billion (US$685.9 million), partially offset by the repayment of short-term borrowings of RMB1.0 billion (US$155.3 million).
Material cash requirements
Our material cash requirements as of June 30, 2022 and any subsequent interim period primarily include our capital expenditures, capital commitments, operating lease commitments, investment commitments, short-term debt obligations and dividend payment.
In connection with the purchases of property and equipment, purchases of land use rights and the expansion of our self-owned truck fleet and upgrade of our equipment and facilities, we incurred capital expenditures of an aggregate of approximately RMB5.2 billion, RMB9.2 billion, RMB9.3 billion (US$1.4 billion) and RMB3.3 billion (US$0.5 billion) in 2019, 2020 and 2021 and the six months ended June 30, 2022, respectively. We intend to fund our future capital expenditures with our existing cash balance, proceeds from our public offering of Class A ordinary shares in relation to our listing on the Main Board of the Hong Kong Stock Exchange, proceeds from this offering and other financing alternatives. We will continue to make capital expenditures to support the growth of our business. Our capital commitments primarily relate to commitments on construction of office building, sorting hubs and warehouse facilities. Our capital commitments as of June 30, 2022 amounted to RMB6.0 billion (US$0.9 billion). All of these capital commitments will be fulfilled based on the construction progress.
Our operating lease commitments consist of the commitments under the lease agreements for our office space, sorting hubs and warehouse facilities. We lease office space, sorting hubs and warehouse facilities under non-cancellable operating lease agreements that expire at various dates through December 2034. Our operating lease commitments as of June 30, 2022 amounted to RMB815.3 million (US$121.7 million). All of these operating lease commitments were recognized as operating lease liabilities amounting to RMB737.2 million (US$110.1 million), certain of which were secured by the rental deposits and all of which were unguaranteed.
Our investment commitments primarily consist of our commitment to make capital contributions to certain equity investees. We were obligated to pay RMB124.4 million (US$18.6 million) for certain investment in equity investees as of June 30, 2022 with payment due within three years.

As of June 30, 2022, we had outstanding principal amount of short-term bank borrowings of RMB7.1 billion (US$1.1 billion), among which RMB4.8 billion (US$718.1 million) were unsecured and unguaranteed. In the six months ended June 30, 2022, we entered into bank loan contracts and discounted notes arrangements with several banks with an aggregate amount of RMB4.6 billion (US$685.9 million). The weighted average interest rate of borrowings drawn was 2.46% in the six months ended June 30, 2022. There are some financial covenants including liability/asset ratio being less than 65% and current ratio being not less than 0.8 related to one of the loan contracts and we were in compliance of those financial covenants as of June 30, 2022.
On March 15, 2022, our board of directors approved a special dividend of US$0.25 per ADS or share for 2021, and was paid to shareholders of record as of the close of business on April 8, 2022 with a total payment amount of US$202.4 million.
We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We do not have retained or contingent interests in assets transferred. We have not entered into contractual arrangements that support the credit, liquidity or market risk for transferred assets. We do not have obligations that arise or could arise from variable interests held in an unconsolidated entity, or obligations related to derivative instruments that are both indexed to and classified in our own equity, or not reflected in the statement of financial position.
Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of June 30, 2022.
Holding company structure
ZTO Express (Cayman) Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our wholly owned subsidiaries and consolidated affiliated entities in China. As a result, our ability to pay dividends may depend upon dividends paid by our wholly owned subsidiaries in the future. If our wholly owned subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our wholly owned PRC subsidiaries and consolidated affiliated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. We currently plan to reinvest all earnings from our PRC subsidiaries to their business development and do not plan to request dividend distributions from them.